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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

CM

SEC FILE NUMBER
8- 34305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Doley Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

616 Baronne Street
(No. and Street)

New Orleans	LA	70113-1004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold Doley **(504) 561-1128**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/7

OATH OR AFFIRMATION

I, **Harold Doley**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Doley Securities, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

LOUIS A. GERDES, JR.
BAR NO. 6039

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOLEY SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2009
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
Doley Securities, LLC

We have audited the accompanying statement of financial condition of Doley Securities, LLC as of December 31, 2009 and the related statements of operations, changes in liabilities subordinated to claims of general creditors, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Doley Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 30, 2010
Atlanta, Georgia



RUBIO CPA, PC

DOLEY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Certificate of deposit	$ 1,000,000
Receivable from broker dealers	7,601
Clearing deposits with broker dealers	250,000
Office furniture and equipment, net of accumulated depreciation of $75,313	51,213
Due from related parties	174,751
Prepaid expenses	8,982
Other assets	15,605
Total Assets	$ 1,508,152

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Bank overdraft	$ 22,828
Accounts payable and accrued expenses	36,851
Notes payable	162,625
Total Liabilities	222,304
SUBORDINATED LIABILITIES	
Liabilities subordinated to claims of general creditors	1,834,000
	1,834,000
MEMBER'S EQUITY (DEFICIT)	(548,152)
Total Liabilities and Member's Equity	$ 1,508,152

The accompanying notes are an integral part of these financial statements.

DOLEY SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

REVENUES	
Investment banking	$ 100,023
Commissions	209,191
Interest	19,660
Other income	81,560
Total revenues	410,434
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	204,842
Commissions and consultants	122,585
Communications	46,895
Occupancy	99,012
Other operating expenses	347,157
Total expenses	820,491
NET (LOSS)	$ (410,057)

The accompanying notes are an integral part of these financial statements.

DOLEY SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (410,057)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	10,518
Decrease in receivable from brokers and dealers	407,983
Increase in commissions receivable	(7,601)
Increase in due from related party	(174,751)
Decrease in advance to officer	428,000
Increase in other assets	(12,908)
Increase in accounts payable and accrued expenses	8,232
Increase in clearing deposit	(150,000)
Decrease in due to broker-dealer	(325,691)
NET CASH USED BY OPERATING ACTIVITIES	(226,275)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Certificate of deposit	(1,000,000)
Acquisition of office equipment	(7,803)
NET CASH USED BY INVESTING ACTIVITIES	(1,007,803)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in subordinated debt	1,000,000
Proceeds from notes payable	170,839
Payments of notes payable	(7,783)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,163,056
NET DECREASE IN CASH	(71,022)
CASH (OVERDRAFT) BALANCE:	
Beginning of period	48,194
End of period	$ (22,828)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 10,045

The accompanying notes are an integral part of these financial statements.

DOLEY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
For the Year Ended December 31, 2009

Balance, December 31, 2008	$ (138,095)
Net loss	(410,057)
Balance, December 31, 2009	$ (548,152)

The accompanying notes are an integral part of these financial statements.

DOLEY SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
For the Year Ended December 31, 2009

Subordinated liabilities at January 1, 2009	$ 834,000
Increase in subordinated borrowing	1,000,000
Repayment of borrowing	-
Subordinated liabilities at December 31, 2009	$ 1,834,000

The accompanying notes are an integral part of these financial statements.

DOLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Doley Securities, LLC (the "Company"), a limited liability company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").
The Company is wholly-owned by a private foundation.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SAFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Investment banking revenue is recorded as follows: management fees on the offering date, sales commissions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers' securities transactions and transactions for Company's own account are recorded on a settlement date basis, which is not materially different than trade date.

The Company, as an introducing broker, effects all securities transactions through a clearing brokers on a fully disclosed basis.

DOLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,019,460, which was $919,460 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .21 to 1.0.

NOTE C – RECEIVABLES FROM BROKERS AND DEALERS

This $7,601 represents the total amount of commissions and fees due from brokers-dealers for securities brokerage.

NOTE D – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The $1,834,000 represents loans subordinated to the claims of the general creditors as of December 31, 2009. The subordinated loans are covered by agreements approved by the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net requirements, they may not be repaid. The subordinated borrowings are with related parties and bear interest at rates ranging from 3% to 5%. The interest payments due for the year ended December 31, 2009 and all prior periods have been waived by the note holders.

Maturities of subordinated notes are as follows:

2011	$110,000
2012	1,562,000
2014	162,000
	$1,834,000

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of corporations and institutions. The Company's transactions are collateralized and are

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to other firms on a fully disclosed basis. The agreements between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE F – NET LOSS

The Company has incurred losses for 2009 and 2008 and was dependent upon an additional infusion of funds through notes subordinated to the claims of general creditors from its member and other related parties for working capital and net capital. The Company's member has represented that it intends to continue to make capital contributions, as needed, to insure the Company's survival through January 1, 2011.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

DOLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE G – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ -
Deferred income tax expense (benefit)	-
Income tax expense	$ -

The net deferred tax asset consists of the following:

Deferred tax asset arising from net operating loss carryforward	$ 320,000
Valuation allowance	(320,000)
	$ -

The most significant component of deferred tax assets arises from net operating loss carryforwards. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to the deferred tax asset has been provided.

As of December 31, 2009, the Company has federal and Louisiana net operating loss carryforwards that may be used to offset future taxable income of approximately $920,000. The loss carryforwards are due to expire in the years 2027 through 2029 for federal and Louisiana.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. The Company adopted FIN 48 in its 2009 annual financial statements. Management believes that the impact of FIN 48 on its financial positions and results of operations did not have a material effect on its 2009 financial statements.

NOTE H – NOTES PAYABLE

Notes payable consist of the following:

Vendor financing of office equipment with interest at 14.99%	$ 11,663
Note payable to bank, due August 2012 with interest at 4.5%, secured by certificate of deposit	150,962
	$ 162,625

Maturities of notes payable are as follows:

2010	$ 5,000
2011	6,663
2012	150,962
	$ 162,625

NOTE I – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing organization at December 31, 2009 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2009 and no allowance is required.

NOTE J – LEASE AGREEMENT AND RELATED PARTY TRANSACTION

The Company leases office space from its Member under a month-to-month lease for $5,400 monthly. In addition, the Company leases office space from unrelated parties under operating leases.

NOTE J – LEASE AGREEMENT AND RELATED PARTY TRANSACTION (CONTINUED)

Minimum lease commitment under the office premises leases at December 31, 2009 is as follows:

2010	$ 16,500

For the year ended December 31, 2009, rent expense under the premises leases amounted to approximately $99,000 of which approximately $58,000 was paid to its Member.

The lease amounts paid to the member are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

The member owes the Company $174,751 as of December 31, 2009. The receivable is non-interest bearing and is due on demand.

SUPPLEMENTAL INFORMATION

SCHEDULE I
DOLEY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2009

NET CAPITAL:

Total member's equity (deficit)	$ (548,152)
Add subordinated borrowing allowable in computation of net capital	1,834,000
Total capital and allowable subordinated borrowings	1,285,848
Less nonallowable assets:	
Receivables	(1,000)
Office furniture and equipment	(47,353)
Due from related parties	(174,751)
Prepaid expenses and other assets	(23,587)
Net capital before haircuts	1,039,157
Less haircuts	(27,500)
Net capital	1,011,657
Minimum net capital required	100,000
Excess net capital	$ 911,657
Aggregate indebtedness	$ 222,304
Net capital based on aggregate indebtedness	$ 14,820
Percentage of aggregate indebtedness to net capital	22%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2009

Net capital as reported in Part IIA of Form X-17a-5	$1,021,925
Adjustment to accrued expenses	(2,465)
Adjustment to property and liability to vendor	(7803)
Net capital as reported above	$1,011,657

DOLEY SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
Doley Securities, LLC

In planning and performing our audit of the financial statements of Doley Securities, LLC, for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Doley Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than the specified parties.

March 30, 2010
Atlanta, Georgia



RUBIO CPA, PC